EXHIBIT 99.1

POET Technologies Wins ‘Most Innovative’ Award at ECOC 2025

SAN JOSE, Calif., Sept. 30, 2025 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced it has won for the “Most Innovative Chip-scale Packaging/Optical Sub Assembly Product” at the ECOC Awards.

Chief Revenue Officer Raju Kankipati accepted the award during ceremonies held at the 2025 ECOC Exhibition in Copenhagen, Denmark. It is the seventh notable award POET has earned in the past 15 months for its cutting-edge applications that are uniquely positioned to serve the demand for more compute power from artificial intelligence developers and datacom hyperscalers.

“We are greatly honored to receive the ECOC Award from our peers and industry leaders. Such recognition builds on the momentum we are seeing from technology experts and our growing customer base,” said POET Executive Chairman and CEO Dr. Suresh Venkatesan, who is also attending the conference at the Bella Centre in Copenhagen. “Being recognized for having the most innovative chip-scale packaging at a time when the industry is searching for solutions to satisfy AI systems networks and datacenter hyperscalers will only result in more interest in POET and our commercial-ready products.”

Launched in 2020, the ECOC Awards “honor the most innovative and influential achievements in optical communications. These prestigious awards highlight ground-breaking advancements in optical transport, networking, fiber-based products, photonic integrated circuits, and related technologies.”

The Company was recognized for its highly integrated platform technology, the POET Optical Interposer™, and its applications that include 200G/lane receive and transmit optical engines. The Company’s 1.6T line of optical engines, POET Teralight™, is the topic of a Product Focus discussion at the ECOC Exhibition.

The industry gathering ends on October 1. For more information on POET’s technology and its applications, visit the Products section of the Company’s website: https://www.poet-technologies.com/products.

About POET Technologies Inc.

POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers. POET’s photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers. POET is headquartered in Toronto, Canada, with operations in Shenzhen, China, Singapore, and Malaysia. More information: poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial or operational performance, including, but not limited to, statements regarding the development, performance, production, and market adoption of our new semiconductor device designed to enhance connectivity in AI networks, as well as our business strategy, projected timelines, costs, revenue potential, and market opportunities. Forward-looking statements are often identified by words such as “may,” “will,” “expect,” “anticipate,” “intend,” “believe,” “estimate,” “plan,” or “continue,” and similar expressions or variations.

These forward-looking statements are based on current assumptions and expectations and are subject to significant risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to, delays or challenges in the development, testing, or manufacturing of the semiconductor device; failure to achieve anticipated performance or connectivity improvements in AI networks; dependence on third-party suppliers for critical components; intellectual property disputes; competitive pressures in the semiconductor and AI industries; regulatory changes affecting technology or data privacy; and fluctuations in global economic or market conditions. Additional risks are described in our filings with the U.S. Securities and Exchange Commission (SEC), including our most recent Annual Report on Form 20-F and subsequent reports on Form 6-K. These forward-looking statements reflect our views as of the date of this press release. Except as required by applicable law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Investors are cautioned not to place undue reliance on these forward-looking statements.

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A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/8394a6b2-5fb5-4f7d-ae29-392b8505faa0